AUCTUS PRIVATE EQUITY FUND, LLC
One Beacon Street, 34th Floor. Boston. MA 02108
P:(617)532-6405 F: (617)532-6402

DRAWDOWN EQUITY FINANCING FACILITY                                         December 27, 2008

Company	Writers' Group Film Corp, (the "Company")

Financing Amount<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />	Auctus Private Equity Fund. LLC (the 'Investor") shall commit to purchase up to Ten Million Dollars ($10,000,000) of the Company's Common Stock on an as-needed basis over the course of Thirty-Six (36) months after a registration statement of the Common Stock is declared effective by the Securities and Exchange Commission (S.E.C.) (the 'Commitment Period")

Securities	Common Stock of the Company issued pursuant to a registration statement filed with the SEC.

Drawdown	During the Commitment Period, the Company has the right, but not the obligation, to issue a notice which shad specify the dollar amount of Common Stock that the Company elects to sell to the Investor (each notice, a 'Drawdown") up to an amount equal to the Maximum Drawdown Amount, which the Investor shall be obligated to accept The Company shall inform the investor in writing by sending a completed Drawdown Notice before commencement of trading on the first Trading Day of the related Drawdown Pricing Period.

Drawdown Notice Date	The date on which the investor receives a Drawdown Notice shall be no less than Five (5) business days after any prior Drawdown Notice Date.

Maximum Drawdown Amount	The amount that the Company shall be entitled to request from each Drawdown shall not exceed either (!) One Hundred FHty Thousand Dollars ($150,000) per Drawdown, or (ii) Two Hundred (200%) of the average daily volume based on the trailing Ten (10) days preceding the Drawdown Notice Date, whichever is larger.

Drawdown Price	Upon each Drawdown, the Company will sen to the Investor the Common Stock at a "Drawdown Price" equal to a Sevan Percent (7%) discount to the lowest dosing bid price of the common stock during the Drawdown Execution Period.

Drawdown Execution Period	The Five (5) cosecutive trading days immediately after the Drawdown Notice Date.

AUCTUS PRIVATE EQUITY FUND, LLC
One Beacon Street, 34th Floor. Boston. MA 02108
P:(617)532-6405 F: (617)532-6402

DRAWDOWN EQUITY FINANCING FACILITY                                         December 27, 2008

No Short Sales	The Investor agrees that it will not engage in any short sales of the Common Stock of the Company.

Floor	The Investor shall immediately cease selling any shares within the Drawdown Notice if the price fails below a predetermined level ('Floor Price'). The Floor Price is defined as 75% of the average closing bid price over the preceding ten (10) trading days prior to the Drawdown Notice Date.

Origination Fee	Upon execution of this Term Sheet, the Company agrees to immediately provide to the Investor Ten Thousand Dollars ($10,000) in cash and Seventy-Five Thousand (75,000) shares of 144-Stock as a non-refundable fee towards the preparation of the definitive documents

Registration	The Company agrees to file a registration statement with the SEC to register the shares of Common Stock that will be issued to the Investor no later than Ninety (90) days after the signing of this term sheet

Confidentiality	The Company, its management, Board of Directors, legal and general council acknowledges the confidentiality of this term sheet and are restricted from discussing it with any third party.

Expiration	The terms and conditions offered herein will expire One (1) week from the date of origination.

If the terms and conditions contained herein are acceptable, please sign below and return via fax.

Agreed and accepted by:

Writers' Group Film Corp.	Auctus Private Equity Fund, LLC

/s/	/s/
Tal L. Kapelner, President	Al Soltami, Principal